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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    929297109
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                                Neil D. Nicastro
                           800 South Northpoint Blvd.
                                Waukegan IL 60085
                            Telephone: (847) 785-3000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2002
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                               (Page 1 of 5 Pages)






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CUSIP NO.  929297109                  13D               PAGE 2 OF 5 PAGES

1.       Name Of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)
                  Louis J. Nicastro

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2.       Check The Appropriate Box If A Member Of A Group       (a)  / /
                                                                (b)  /x/

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3.       SEC Use Only

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4.       Source of Funds
                         Not Applicable

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5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                / /

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6.       Citizenship Or Place Of Organization
                  United States of America

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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                      254,632

         --------------------------------------------------------------
         8.       Shared Voting Power
                    9,654,500

         --------------------------------------------------------------
         9.       Sole Dispositive Power
                      4,632

         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-

         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                    9,909,132

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12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                  / /

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13.      Percent Of Class Represented By Amount In Row (11)
                30.9%

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14.      Type Of Reporting Person
                   IN

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CUSIP NO.  929297109                 13D                PAGE 3 OF 5 PAGES

1.       Name Of Reporting Person
         I.R.S. Identification No. Of Above Person (Entities Only)
                  Neil D. Nicastro

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2.       Check The Appropriate Box If A Member Of A Group       (a)  / /
                                                                (b)  /x/

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3.       SEC Use Only

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 4.       Source of Funds
                          Not applicable

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5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                / /

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6.       Citizenship Or Place Of Organization
                  United States of America

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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                           14

         --------------------------------------------------------------
         8.       Shared Voting Power
                      9,654,500

         --------------------------------------------------------------
         9.       Sole Dispositive Power
                           14

         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-

         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                      9,659,514

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12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                   / /

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13.      Percent Of Class Represented By Amount In Row (11)
                  30.1%

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14.      Type Of Reporting Person
                  IN

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CUSIP NO.  929297109                 13D                PAGE 4 OF 5 PAGES

         This Amendment No. 7 hereby amends the Statement on Schedule 13D, as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on
Schedule 13D, as previously amended, is unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The Company granted to Louis J. Nicastro 250,000 shares of Common Stock pursuant to a restricted stock agreement dated as of March 1, 2002. The restricted stock vests on June 30, 2003, subject to the prior fulfillment of specified conditions. Mr. Nicastro may vote the shares prior to vesting. Vesting accelerates upon a change of control of the Company or upon Mr. Nicastro's death or disability, among other events.

         As previously reported, pursuant to a Voting Proxy Agreement (the "Proxy Agreement") effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons have been appointed, individually, as proxy holders to vote the Common Stock beneficially owned by Sumner M. Redstone (9,654,500 shares) in order to facilitate compliance by the Company with certain regulations of Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending the approval of an application of Sumner M. Redstone, which has been filed with the Nevada gaming authorities. Sumner M. Redstone is a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc. is a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

       Louis J. Nicastro may be deemed the beneficial owner of 9,909,132 shares, or approximately 30.9% of the issued and outstanding shares of Common Stock (based upon 32,092,807 shares of Common Stock outstanding on March 26, 2002). Louis J. Nicastro has shared voting power with respect to 9,654,500 of such shares pursuant to the voting agreement described above, but he does not have sole or shared dispositive power with respect to these 9,654,500 shares. Mr. Nicastro has sole voting power with respect to 254,632 of such shares and dispositive power with respect to 4,632 of such shares.

       Neil D. Nicastro may be deemed the beneficial owner of 9,659,514 shares, or approximately 30.1% of the issued and outstanding shares of Common Stock (based upon 32,092,807 shares of Common Stock outstanding on March 26, 2002). Neil D. Nicastro has shared voting power with respect to 9,654,500 of such shares pursuant to the voting agreement described above, but he does not have sole or shared dispositive power with respect to these 9,654,500 shares. Mr. Nicastro has sole voting and dispositive power with respect to 14 of such shares and beneficially owns another 5,000 shares which may be acquired by him pursuant to stock options.






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CUSIP NO. 929297109                 13D              PAGE 5 OF 5 PAGES

       Based solely upon information contained in a Form 4 filed for October 2001 and Amendment No. 25, dated October 18, 2001 to the Statement on Schedule 13D filed by Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 6,170,600 shares of the issued and outstanding Common Stock. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of Common Stock, for a total of 9,654,500 shares of Common Stock, or approximately 30.1% of the issued and outstanding shares of Common Stock of the Company (based upon 32,092,807 shares of Common Stock outstanding on March 26, 2002).

       Based solely upon information contained in the Redstone 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 10.8% of the issued and outstanding Common Stock (based upon 32,092,807 shares of Common Stock outstanding on March 26, 2002).

       During the past 60 days, the only transaction that either of the Reporting Persons participated in with respect to the Common Stock was the transaction reported herein.

                                   SIGNATURES

       After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

/s/ Louis J. Nicastro
----------------------------------          March 27, 2002
    Louis J. Nicastro

/s/ Neil D. Nicastro
-----------------------------------         March 27, 2002
    Neil D. Nicastro